

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2018

Eric Palmer
President
Halfmoon Parent, Inc.
c/o Cigna Corporation
900 Cottage Grove Road
Bloomfield, CT 06002

>   **Re: Halfmoon Parent, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed May 16, 2018**
>   **File No. 333-224960**

Dear Mr. Palmer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Questions and Answers about the Mergers and the Special Meetings
Q: What vote is required to approve each Cigna proposal?, page 4

1.   Please disclose the percentage of outstanding shares entitled to vote held by Cigna's directors, executive officers and their affiliates, and provide similar disclosure in the following Q&A for Express Scripts. See Item 3(h) of Form S-4.

Risk Factors
Additional Risks Relating to New Cigna after Completion of the Mergers, page 45

2.   Please include a risk factor discussing New Cigna's exclusive forum provision in its bylaws, including that such a provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.

The Mergers
Background of the Mergers, page 76

3.   On page 76 you note that Express Scripts considered a potential combination with a large publicly traded company in the healthcare industry. Please disclose why Express Scripts' strategy at this time involved such a transaction, including the particular risks it considered of remaining a standalone PBM. Please reconcile this strategy with Express Scripts belief in its ability to remain successful as a standalone healthcare company, as noted throughout negotiations with Cigna.

4.   You state in the first paragraph on page 85 that the Cigna board considered the attractiveness of a combination with Express Scripts relative to other potential opportunities, and in the ninth bullet on page 93 that it considered other alternatives reasonably available to Cigna, including remaining as a standalone company. Please expand your discussion to disclose these considerations and the reasons Cigna did not pursue the alternative opportunities (in addition to the potential transaction with Cigna Company A).

5.   Please revise your Background section to include any material discussions by the Express Scripts board relating to Anthem's decision not to continue its contract with Express Scripts and pending legal proceedings facing Cigna. We note that both factors are listed under "Recommendation of the Express Scripts Board of Directors" as factors considered by the board. Please explain how such factors impacted the board's negotiations and final decision to recommend the merger.

6.   Please expand on the disclosure in the last paragraph on page 82 regarding the Express Scripts board's assessment of the likelihood that any other potentially interested counterparty could or would be willing to pay a superior price for Express Scripts.

7.   On page 77 you note that the Cigna board discussed a number of potential transactions with specific counterparties. Please disclose why Cigna decided to focus on a transaction with a PBM, and particularly with Express Scripts, as opposed to the other strategic alternatives considered by the board that did not involve a PBM.

8.   Please revise to disclose the material discussions and negotiations regarding the regulatory termination fee.

9.   Please explain the specific potential synergies discussed by the Express Scripts board at

the meeting on January 15, 2018, as well as the difference in views between Express Scripts and Cigna relating to the potential value of the transaction as noted in Mr. Cordani's initial rejection of Cigna's proposal.

Recommendation of the Cigna Board of Directors; Cigna's Reasons for the Merger, page 92

10.   We note that the board recommends the merger based partially on its belief that medical and pharmacy information of the combined company would expand longitudinal insights and predictive analytics. Please explain what each of these terms means and how the merger with Express Scripts furthers this goal. Please also revise your Background section to note any material discussions by the board relating to this point.

Opinion of Financial Advisor to Cigna, page 96

11.   Please expand your disclosure in the Comparable Company Analysis for Express Scripts to explain how Morgan Stanley determined to use a range of multiples of 8.0x-11.5x for FY2018E when the range of comparable company multiples spanned from 10.8x - 22.6x. Please provide similar disclosure for the FY2020E multiples, as well as the multiple range used in the Precedent Transaction Analysis, where the highest end of the range is below both the mean and median precedent transaction multiples.

12.   Please disclose the purchase price of each of the precedent transactions used in the precedent transactions analysis, and provide similar disclosure in the sections describing the opinions from Centerview and Lazard.

13.   We note that Morgan Stanley selected certain transactions for its Precedent Transactions Analysis involving the acquisition of PBMs since 2006. Please disclose the criteria used to select the transactions used in the analysis, including whether any transactions were excluded from the analysis and the reasons for exclusion.

Opinion of Centerview Partners LLC, page 114

14.   Please disclose the underlying data used to calculate the multiples in the two Selected Trading Company Analyses and the Selected Precedent Transaction Analysis. Please provide similar disclosure for the two Selected Public Companies Analyses performed by Lazard.

Opinion of Lazard Frères & Co. LLC, page 124

15.   Please revise the Selected Precedent Transactions Analysis section to explain whether other similar transactions were considered but not included in the analysis, and why.

Certain Financial Forecasts, page 133

16.   It appears that Morgan Stanley also referred to the adjusted income (loss) from operations, per share, of the Cigna adjusted Express Scripts projections. If true, please revise to

include this information.

17.   We note multiple statements throughout this section that none of the parties assume any responsibility to stockholders for the accuracy of the projected financial information. While you may include caveats and disclaimers about the reliability of the projected information included in the prospectus and the fact that actual results may differ, it is inappropriate to disclaim responsibility for disclosure that appears in your prospectus. Please revise your disclosures accordingly.

New Cigna's Board of Directors and Management after the Mergers, page 149

18.   Please disclose whether New Cigna has entered into employment agreements with any of these individuals and if so, disclose the material terms of those agreements. Please also file such agreements as exhibits.

Material U.S. Federal Income Tax Consequences, page 189

19.   Please revise to clearly state that the disclosure in this section is the opinion of the respective counsels, and revise to remove language stating that "generally" certain tax consequences will apply and express a firm opinion for each material tax consequence or explain why such an opinion cannot be given. Please also revise to remove the assumption that the mergers, taken together, will qualify as a Section 351 transaction and that the Cigna merger will qualify as a reorganization as described in Section 368(a) of the Code. Please make similar changes throughout your prospectus, including the Questions and Answers, the Summary, and the Risk Factors. Please also state in the filing that you will recirculate and resolicit if either of the conditions to receive the tax opinions are waived and the change in tax consequences is material. Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

General

20.   Please provide us with copies of the materials that the financial advisors prepared and shared with the Cigna and Express Scripts boards in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the boards. We may have additional comments after we review those materials.

21.   Please revise Annex A or the exhibit index to include a list briefly identifying the contents of all omitted schedules for your merger agreement. Refer to Item 601(b)(2) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Eric Palmer
Halfmoon Parent, Inc.
June 13, 2018
Page 5

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Vanjoske at 202-551-3614 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Jenna E. Levine